Delisting Determination, The Nasdaq Stock Market, LLC,
December 29, 2022,  Clovis Oncology, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Clovis Oncology, Inc. (the Company), effective at the opening of the trading session on January 9, 2023.
Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on December 12, 2022. The Company did not appeal the Staff determination to the Hearings Panel. The Staff determination to delist the Company securities became final on December 21, 2022.